

02006826

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52738

RECEIVED MAR 01 2002 143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
USBX Advisory Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2425 Olympic Blvd., Suite 500E
(No. and Street)

Santa Monica,	CA	90404
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Phillip Valtairo, Corporate Controller (310) 315-6723
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers, LLP
(Name — *if individual, state last, first, middle name*)

350 South Grand Ave.	Los Angeles,	CA	90071
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Phillip Valtairo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USBX Advisory Services, LLC, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

[signature]

Signature

Corporate Controller

Title

(See attached)

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



USBX Advisory Services, LLC

A Wholly Owned Subsidiary of USBX, Inc.

Report on Audited Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities and Exchange Commission For the Year Ended December 31, 2001

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Los Angeles } ss.

On February 25, 2002 before me, Veda Morrison, Notary Public,
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared Phillip Valtairo,
Name(s) of Signer(s)

☒ personally known to me
☐ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

VEDA MORRISON
Commission # 1285728
Notary Public - California
Los Angeles County
My Comm. Expires Nov 30, 2004

Place Notary Seal Above

WITNESS my hand and official seal.

Veda Morrison
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Part III

Description of Attached Document

Title or Type of Document: US Sec Annual Audited Report Form X-17A-5

Document Date: From 1·1·01 thru 12·31·01 Number of Pages: 1

Signer(s) Other Than Named Above: NONE

Capacity(ies) Claimed by Signer

Signer's Name:

☐ Individual
☒ Corporate Officer — Title(s): Phillip Valtairo Corporate Controller
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other:

Signer Is Representing: USBX Advisory Services, LLC

RIGHT THUMBPRINT OF SIGNER
Top of thumb here



PricewaterhouseCoopers LLP
350 South Grand Avenue, 49th Floor
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (213) 356 6363

Report of Independent Accountants

To the Board of Directors and Member of
USBX Advisory Services, LLC:

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in member's capital and of cash flows present fairly, in all material respects, the financial position of USBX Advisory Services, LLC (the "Company") at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 12, 2002

USBX Advisory Services, LLC
(A Wholly Owned Subsidiary of USBX, Inc.)
Statement of Financial Condition
December 31, 2001

Assets	
Current assets:	
Cash	$ 151,500
Accounts receivable	13,000
Commission advances to employees	38,250
Total current assets	202,750
Fixed assets, net	18,755
Total assets	$ 221,505
Liabilities	
Current liabilities:	
Accounts payable	$ 1,770
Accrued expenses	31,252
Deferred revenue	50,086
Other	479
Total current liabilities	83,587
Total liabilities	83,587
Member's Capital	
Total member's capital	137,918
Total liabilities and member's capital	$ 221,505

The accompanying notes are an integral part of these financial statements.

USBX Advisory Services, LLC
(A Wholly Owned Subsidiary of USBX, Inc.)
Statement of Operations
For the Year Ended December 31, 2001

Revenues:	
Advisory fees	$ 132,934
Operating expenses:	
Compensation	1,086,232
Regulatory fees	87,345
Professional fees	45,429
Other expenses	355,919
Total operating expenses	1,574,925
Net loss	$ (1,441,991)

The accompanying notes are an integral part of these financial statements.

USBX Advisory Services, LLC
(A Wholly Owned Subsidiary of USBX, Inc.)
Statement of Changes in Member's Capital
For the Year Ended December 31, 2001

Balance, December 31, 2000	$ 69,594
Capital contributions	853,000
Expenses paid by Parent	657,315
Net loss	(1,441,991)
Balance, December 31, 2001	$ 137,918

The accompanying notes are an integral part of these financial statements.

USBX Advisory Services, LLC
(A Wholly Owned Subsidiary of USBX, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows used in operating activities:	
Net loss	$ (1,441,991)
Adjustments to reconcile net loss to net cash used in operating activities:	
Expenses paid by parent	657,315
Depreciation and amortization	3,832
Changes in operating assets and liabilities:	
Accounts receivable	(13,000)
Prepaid expenses	(38,250)
Current liabilities	83,587
Net cash used in operating activities	(748,507)
Cash flows used in investing activities:	
Purchase of property and equipment	(22,587)
Cash flows from financing activities:	
Member's capital contributed	853,000
Net increase in cash	81,906
Cash, beginning of year	69,594
Cash, end of year	$ 151,500

The accompanying notes are an integral part of these financial statements.

1. Organization

USBX Advisory Services, LLC ("Company") is a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company received approval from the NASD to commence business transactions on December 13, 2000. The Company is a Delaware limited liability company and its sole member is USBX, Inc. ("Parent"). The Company uses experienced mergers and acquisitions (M&A) professionals to provide a range of M&A solutions for the small-to-medium sized business market.

The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission (the "SEC").

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable are carried at cost, which approximate their fair value because of the short-term maturity of these instruments.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates fair value

Revenue Recognition

The Company receives advisory fees in accordance with terms outlined in agreements between the Company and its clients. The Company recognizes advisory fee revenue as the services are provided. When agreements include services that are performed by both the Parent and the Company, advisory fee revenues are shared 40% and 60%, respectively.

Fixed Assets

To date, the Company's fixed assets consist of capitalized software. Depreciation is computed using the straight-line method based upon an estimated useful life of three years. Useful lives are periodically evaluated by management in order to determine recoverability in light of current technological conditions.

Income Taxes

The Company is not subject to federal and state income tax. Ultimately, the sole member of the Company is responsible for taxes, if any, based upon its share.

3. Related-Party Transactions

The Parent and the Company have entered into an agreement under which the Parent agrees to maintain the net capital balance of the Company at or above $50,000. For the year ended December 31, 2001, the parent paid various operating expenses on behalf of the Company amounting to $657,315, including officers' salary of $105,664 and rent expense of $76,645.

4. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $67,913, which was $62,341 in excess of its required net capital of $5,572. The Company's ratio of aggregate indebtedness to net capital was 1.23 to 1 at December 31, 2001.

Supplementary Information

USBX Advisory Services, LLC

(A Wholly Owned Subsidiary of USBX, Inc.)
Supplementary Information
December 31, 2001
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934

Net capital:	
Member's capital	$ 137,918
Deductions:	
Accounts receivable, net	(13,000)
Prepaid expenses	(38,250)
Fixed assets, net	(18,755)
Net capital	67,913
Minimum net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)	5,572
Excess net capital	$ 62,341
Total aggregate indebtedness	$ 83,587
Ratio of aggregate indebtedness to net capital	1.23

Note: There are no differences between this computation of net capital and the corresponding computation prepared by the Company for inclusion in its unaudited FOCUS Report as of December 31, 2001.

USBX Advisory Services, LLC
(A Wholly Owned Subsidiary of USBX, Inc.)
Supplementary Information
December 31, 2001
Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

1. Computation of Reserve Requirements Pursuant To Rule 15c3-3

Not applicable because the Company has complied with the exemptive provisions of Rule 15c3-3 at December 31, 2001.

2. Information Relating to Possession or Control Requirements Under Rule 15c3-3

Not applicable because the Company has complied with the exemptive provisions of Rule 15c3-3 at December 31, 2001.



PricewaterhouseCoopers LLP
350 South Grand Avenue, 49th Floor
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (213) 356 6363

Report of Independent Accountants on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors of
USBX Advisory Services, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of USBX Advisory Services, LLC (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 12, 2002